Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549
U.S.A.
Amsterdam, May 3, 2010

Re: Koninklijke Philips Electronics N.V. — Form 20-F for the Fiscal Year ended December 31, 2009 (File No. 001-05146-01)
Dear Ms Tillan,
          Thank you for your letter dated April 1, 2010 setting forth comments regarding the Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) of Koninklijke Philips Electronics N.V. (“Philips”).
          To facilitate your consideration of Philips’ responses, we have included below the comments and have provided Philips’ responses immediately following.
          Philips acknowledges that (i) Philips is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) Philips may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In certain of our responses, we have proposed to amend the wording of certain disclosures in our future filings. We are doing that to respond to the comments and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes in subsequent filings should not be viewed as an admission that prior disclosures were in any way deficient.
Form 20-F for the Fiscal Year ended December 31, 2009

Item 10. Additional Information, page 78
1.	We note that you have incorporated by reference your Articles of Association. However, in future filings, please provide a description and summary of the information required by Item10.B. of Form 20-F.
Response:
In response to the comment we will in future filings include the specified information where applicable to Philips under Item 10.B. either by including the disclosure directly in 10.B. or by appropriate cross reference to where the information may be found. Some of this information is already contained in our Corporate Governance section on page 143 of our Annual Report which is an exhibit to the 20-F.
Item 12. Description of Securities other than Equity Securities, page 80
2.	In future filings, please provide the information required by Item 12 of Form 20-F. Please see Instruction 1 to Item 12 of Form 20-F.
Response:
We believe that the disclosure with respect to our New York Share Registry program contained on page 80 is responsive to the requirements of Item 12 applicable to our Annual Report; however, in preparing future filings, we will review our existing disclosure in light of changed facts and circumstances and/or evolving practices among foreign private issuers with respect to the disclosure requirements of Item 12.
Item 16G. Corporate Governance, page 83
3.	In future filings, please provide a concise summary of any significant ways in which your corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.
Response:
We will in future filings provide a concise summary of any such significant differences.

Philips Annual Report, Exhibit 15(B)
Group Financial Statements, page 155
Consolidated Statements of Income, page 155
4.	Since you classified expenses by function in your consolidated statements of income, please explain to us how you considered the additional disclosures required under paragraphs 104 — 105 of IAS 1.
Response:
IAS 1 paragraph 104 indicates that an entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortization expense and employee benefits expense.
IAS 1 paragraph 105 illustrates the importance of providing additional disclosure regarding the nature of expenses in that situation.
We believe our disclosure is consistent with the requirements of paragraphs104 — 105 of IAS 1. Note 3 ‘Income from operations’ provides disclosure of the nature of expenses such as depreciation and amortization and employee benefits (salaries and wages). Notes 18, 30 and 31 further explain the underlying nature of the main employee benefits (pensions, share-based compensation and board remuneration).
Consolidated Statements of Cash Flows, page 160
5.	You reconcile net income or loss attributable to stockholders to net cash provided by operating activities instead of using net income or loss. Please tell us why you believe this presentation is appropriate under paragraphs 18(b) and 20 of IAS 7 which requires you to reconcile to profit or loss.
Response:
Although we believe that the components of our Net income (loss) are clearly presented in the Consolidated statements of cash flows, in response to the comment, we will reconcile Net income (loss) to Net cash provided by operating activities in future filings.

Note 11.11 Significant Accounting Policies, page 166
Revenue Recognition, page 167
6.	Please explain to us in greater detail how you record revenue for product sales for which you grant a residual value guarantee or that have a buy-back feature. In this regard, discuss how you apply IAS 17 to these transactions and discuss the nature of the arrangements, any embedded derivatives and the accounting for any losses under the agreements. In future filings, please revise your disclosure so that instead of just citing an accounting standard, you explain how you apply the provisions of the standard to your transactions.
Response:
For products for which a residual value guarantee has been granted or that have a buy-back feature, revenue recognition takes place when significant risks and rewards of ownership are transferred to the customer. The following are the principal factors that the Company considers in determining that the Company has transferred significant risks and rewards:
•	The period from sale to the repurchase represents the major (normally at least 75%) part of the economic life of the asset;

•	The difference between the proceeds received on the initial transfer and the amount of any residual value guarantee or repurchase price, measured on a present value basis, amounts to substantially all (normally at least 90%) of the fair value of the asset at the sale date;

•	Insurance risk is borne by the customer; however, if the customer bears the insurance risk but we bear the remaining risks, then risks and rewards have not been transferred to the customer ; and

•	The repurchase price is equal to the market value at the time of the buy-back
In case of a loss under a sales agreement, the loss is recognized immediately.
We propose to include the substance of the above response as a significant accounting policy in future filings.

Leases, page 168
7.	You disclose that “Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.” We note that you classify a lease as a finance lease when you have substantially all the risk and rewards of ownership. Please compare and contrast the criteria you use to classify an operating lease with that used to classify a finance lease. Finally please also clarify how you considered the definitions in paragraph 4 of IAS 17and paragraph 8 of IAS 17.
Response:
In accordance with paragraphs 4 and 8 of IAS 17, we classify a lease as a finance lease if we retain substantially all of the risks and rewards of ownership. We, otherwise, classify a lease as an operating lease. There has been some inconsistency in the terminology used in the various disclosures. However, we have consistently applied IAS 17. To avoid any confusion, we will replace “a significant portion of” with “substantially all” in future filings.
Receivables, page 168
8.	We note you derecognize sold and factored receivables when the Company has given up control or continuing involvement. Explain to us how you determine the company has given up control or continuing involvement. Also explain to us how you account for any rights retained or obligations assumed in the transfer. Refer to paragraphs 17 — 20 of IAS 39, including paragraph 20(c) thereof.
Response:
The Company derecognizes receivables in case of sale and factoring when:
•	the Company has transferred its rights to receive cash flows from the receivables or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•	either (a) the Company has transferred substantially all of the risks and rewards of the ownership of the receivables, or (b) the Company has neither transferred nor retained substantially all of the risks and rewards, but has transferred control of the assets.
However, in case the Company neither transfers nor retains substantially all the risks and rewards of ownership of the receivables nor transfers control of the receivables, the receivable is recognized to the extent of the Company’s continuing involvement in the assets. In which case, the Company also recognizes an associated liability. The transferred receivable and associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

We propose to include the substance of the above response as a significant accounting policy in future filings.
18 Pensions and other post retirement benefits, page 189
9.	We note herein and in the management discussion and analysis that there were curtailment gains totaling EUR 134 million in retiree medical plans in 2009. However, we did not note any explanation regarding the reasons for the curtailment gain. In order to help the readers of your financial statements, please expand your disclosure in MD&A in future filings to disclose the underlying reasons for the curtailment gain and provide us with your proposed disclosure.
Response:
The following text will be included in the MD&A in future filings that refer to the curtailment gain of EUR 134 million:
“In 2009, curtailment gains totaling EUR 134 million, relating to changes in retiree medical plans, positively impacted the result. These curtailment gains are the result of changes in the benefit level and the scope of eligible participants of a retiree medical plan, which became effective and irreversible in 2009”.
30 Share-based compensation, page 198
10.	We note that you issued personnel debentures with a 2-year right of conversion into common shares of Royal Philips Electronics starting three years after the date of issuance with a conversion price equal to the share price on that date. Please tell us about the significant terms of these debentures and how you are accounting for them and why. Cite the accounting literature you relied upon and how you applied that literature.
Response:
Until December 2008, employees in the Netherlands had the option to deposit part of their salary with Philips. After a period of three years following deposit, a participating employee may in the next 2 years convert the debenture (at a predetermined fixed price) into common shares of Royal Philips Electronics.

The significant terms and conditions of the personnel debentures are as follows:
•	The conversion price is equal to the opening share price the day after the issuance of the debenture;

•	There is a three-year holding period (not service period), followed by a two-year conversion period; participants retain the right to convert, even after they leave the Company;

•	At any time, employees can exit the plan with a refund of their deposit;

•	The deposits earn below-market interest; and

•	No dividend is paid prior to conversion.
The accounting treatment of the personnel debentures is[/was] as follows:
The convertible debentures have a fair value at the time of issuance. The fair value at grant-date is calculated using the Black-Scholes option-pricing model, adjusted for the Company savings as a result of the below market interest paid on the deposits. This fair value of the conversion option is recorded as compensation expense (amounting to EUR 1.4 million in 2009, offset in additional paid-in capital) over the holding period of three years on a straight-line basis.
The measurement of the compensation expense is in line with the requirements of IFRS 2. However, the expense should have been recognized immediately because there is[/was] no service requirement. The impact on the income statement would have been less than EUR 3 million annually in the last five years. As the plan ended in 2008, the remaining income statement impact is less than 1 million.
*****
Please direct any questions or comments regarding this letter to me at (011) (31) 20 59 77 142. Our fax number is (011) (31) 20 59 77 140. We are available to discuss any of the foregoing with you at your convenience, and thank you again for your consideration of our response to the comments of the Staff.
Very truly yours,
Pierre-Jean Sivignon
Executive Vice President and Chief Financial Officer

Copyholders SEC letter P.J. Sivignon to Ms. K. Tillan — May 3, 2010
Andri Boerman
Alicia Lam
Dan Morris
(Securities and Exchange Commission)
Jan van Leeuwen
Eric P. Coutinho
Hessel Hilarides
Marnix van Ginneken
(Koninklijke Philips Electronics N.V.)
John O’Connor
(Sullivan & Cromwell LLP)
Michiel Soeting
(KPMG Accountants NV)